FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date June 1, 2005

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: June 1, 2005

NEWS RELEASE 05-16

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources announces continued drilling success at Bahuerachi, including 23.25 meters grading 2.04% copper, 28 g/t silver and 0.68% zinc in diamond drill hole #24, and 34.5 meters grading 1.47% copper, 0.5 g/t gold, 28.7 g/t silver and 1.26% zinc in hole #25

Tyler Resources Inc. is pleased to announce assay results for diamond drill holes #24 and 25, which constitute the widest mineralized drill intersections to date  from the Main Zone of its Bahuerachi project, Mexico.  Results continue to identify high grade breccia/skarn bodies carrying copper, gold, silver and zinc associated with smaller mineralized porphyry bodies in this part of the system.  Overall grades and geology continue to be consistent to vertical depths in excess of 300 meters on section 345 North.

Significant intervals for drill holes DDH-BAH #24 and 25.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-24	2.45	316.7 (EOH)	314.25*	0.47	0.04	7.7	0.46	Trace	Skarn/Limestone/Sediments (hole ended in mineralization)
Including	62.4	83.4	21	0.69	0.13	20.4	4.7	Trace	Skarn
Including	127.4	150.65	23.25	2.04	0.15	28	0.68	Trace	Skarn
BAH-25	6.80	160	148.15**	0.49	0.12	8.8	0.35	0.01	Skarn/Marble/QFP
Including	6.8	85	73.15**	0.90	0.23	16.7	0.70	0.007	Skarn/Marble
Including	8	43.1	34.5***	1.47	0.5	28.7	1.26	Trace	Skarn

*Excludes 3m of lost core at 83.4 meters.

** Excludes lost core over 5.05 meters in 4 sections between 13.75 meters and 73.65 meters

***Excludes 0.55 meters lost core at 14.3 meters

Results on the project to date continue to meet expectations and outline large sections of mineralization with open-pit style, bulk mineable potential with local zones of higher grade mineralization in a porphyry style setting and related skarn development. For general comparison purposes, the average grade for the Cananea porphyry-skarn complex, one of the only two porphyry mines in production in Mexico are: 0.42% copper, 0.012 g/t gold, 0.575 g/t silver, 0.01% zinc and 0.01% molybdenum (USGS World porphyry database).  Copper grades at Bahuerachi continue to fall well within the envelope of grades that are considered to have economic potential in this context and the presence of numerous additional metals (Au, Ag, Zn, Mo) could add considerable value to the complex.

The Company is particularly pleased with the extensive alteration and mineralization visible within the porphyry, limestone and marble sections as well as in bedded calcareous sediments below the main limestone unit.  Widespread sulphide and oxide mineralization, quartz vein stockworks and sheeted veins, recrystallization of sediments, alterations ranging from phyllic to locally potassic and abundant crosscutting anhydrite veining are all indicative of conditions highly favorable for the formation of large scale mineralized systems similar to numerous known present-day or past producing bulk tonnage mining operations.

News Release 05-16

June 1, 2005

Drill holes BAH-26, 27, 28, 29, 30 and 31 have been completed and drilling in the Main Zone is continuing with drill hole BAH-32.  Drilling is currently continuing on site with 1 diamond drilling core rig due to limited personnel availability and crew rotations.  The Company has tendered bids for an additional 10,000 meters of diamond drilling and 5,000 meters of RC drilling at Bahuerachi.

Please refer to the drill hole location plan map attached for the general location of all drill holes and sections.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program was carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo and Director, Mr. Brent Gonek, B.Sc, Geology, G.I.T., and Mr. Paul Turnbull, P.Geol,  consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras

President and Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION,

DRILL HOLES 04BAH-13, O5BAH-24 and BAH-25, 04RC-1 and 04RC-2, Looking North, Section 345 North
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 05-016

785,100E
785,200E
785,300E
785,400E
1000 m elev
900 m elev
800 m elev
700 m elev
04BAH-13, RC-1
(projected 38m south)
05BAH-24, RC-2
05BAH-25
Fault
Fault
Fault
Fault
Core: 23.75m
@ 0.41% copper
RC: 30.4 meters
@ 0.28% copper
RC: 15.2 meters
@ 0.25% copper
0.13% zinc
RC-2: 112.78 M
@ 1.29% Cu
0.12 g/t Au
26.58 g/t Ag
1.07% Zn
73.15 Meters
@ 0.90% Cu
0.23 g/t Au
16.7 g/t Ag
0.70% Zn
0.007% Mo
21 Meters
@ 0.69 % Cu
0.13 g/t Au
20.4 g/t Ag
4.7 % Zn
148.15 Meters
@ 0.49% Cu
0.12 g/t Au
8.8 g/t Ag
0.35% Zn
0.01 % Mo
23.25 Meters
@ 2.04 % Cu
0.15 g/t Au
28 g/t Ag
0.68% Zn
314.25 Meters
@ 0.47% Cu
0.04 g/t Au
7.7 g/t Ag
0.46% Zn
LEGEND
(Section looking north)
Geology
(simplified)
QFP - Porphyry Dyke/Intrusion
Fine grained QFP
Quartz-pyrite-epidote altered andesite volcanic and volcaniclastic rocks
0
Scale
100 m

Tyler Resources Inc.
Bahuerachi Project
Mexico
Sketch Geology, Sections
and
drill hole
Locations
NR# 05-16
June 1st, 2005
NORTH
D18
D17
R5
D16 R4
D15
R3
D14
R2
D13/ R1
D19
D21 D20
D22 D23
05-BAH-32
05-BAH-28/31
05-BAH-25
05-BAH-24
05-BAH-26
05-BAH-29/30
05-BAH-27
Section 345 North
Legend
Sketch Geological Compilation
Phase 1, July 2004
Lithological Units
Post Mineral Intrusions (diorite, andesites, dacites, rhyolites)
Undifferentiated high grade breccia and skarn zones
Quartz-Feldspar porphyries (QFP) Undifferentiated
Limestone and marbles
Mixed volcanic and sedimentary units
Phase 1 drill hole collar locations, number and surface trace
Phase 2 drill holes completed, assays reported (D=Diamond, R=RC)
Phase 2 drill holes completed, assays outstanding
Phase 2 drill holes in progress
Phase 2 drill holes, drill pads ready
Scale
0
250 M
500 Meters